Securities and Exchange Commission, Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

Amendment No. 4*

APTORUM GROUP LIMITED

(Name of Issuer)

Class A Ordinary Shares, $0.00001 par value per share
(Title of Class of Securities)

G6096M122

(CUSIP Number)

17th Floor, Guangdong Investment Tower

148 Connaught Road Central

Hong Kong

Telephone: +852 2117 6611

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 8, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13-1(f) or 13d-1(g), check the following box ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number: G6096M106

(1)	Name of Reporting Persons: CGY Investments Limited (“CGY Investments”) (1) S.S. or I.R.S. Identification Nos. of above persons:
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization: Hong Kong

Number of Shares Beneficially Owned By Each Reporting Person With	(7) Sole Voting Power: 0
(8) Shared Voting Power: 533,575 (2)
(9) Sole Dispositive Power: 0
(10) Shared Dispositive Power: 533,575 (2)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 533,575 (2)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions).
(13)	Percent of Class Represented by Amount in Row (11): 14.5% (3)
(14)	Type of Reporting Person (See Instructions): CO

(1)	CGY Investments is 50% held by Seng Fun Yee (Mr. Darren Lui’s spouse), 25% held by Mandy Lui (Mr. Darren Lui’s sister) and 25% held by Adrian Lui (Mr. Darren Lui’s brother). Mr. Darren Lui however, controls and/or has substantial influence on the disposition and voting rights of the shares held by his spouse, but no such control over the shares held by his sister or brother.

(2)	This represents 533,575 Class A Ordinary Shares owned by CGY Investments.

(3)	There were 3,674,164 Class A Ordinary Shares and 1,796,934 Class B Ordinary Shares (such Class B Ordinary Shares are entitled to 179,693,400 votes) issued and outstanding as of April 8, 2024. Although 533,575 Class A Ordinary Shares represents 14.5% of the voting power of the Class A Ordinary Shares, it only represents 0.3% of the voting power with respect to all of our Class A Ordinary Shares and Class B Ordinary Shares, which vote together as a single class.

CUSIP Number: G6096M122

(1)	Name of Reporting Persons: Darren Lui (“Darren” or “Mr. Lui”) S.S. or I.R.S. Identification Nos. of above persons:
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization: Hong Kong

Number of Shares Beneficially Owned By Each Reporting Person With	(7) Sole Voting Power: 0
(8) Shared Voting Power: 266,788 (1)
(9) Sole Dispositive Power: 0
(10) Shared Dispositive Power: 266,788 (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 266,788 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions).
(13)	Percent of Class Represented by Amount in Row (11): 7.3% (2)
(14)	Type of Reporting Person (See Instructions): IN

(1)	This includes 266,788 Class A Ordinary Shares Mr. Lui controls through his spouse’s 50% ownership of CGY Investments.

(2)	There were 3,674,164 Class A Ordinary Shares and 1,796,934 Class B Ordinary Shares (such Class B Ordinary Shares are entitled to 179,693,400 votes) issued and outstanding as of April 8, 2024. Although 266,788 Class A Ordinary Shares represents 7.3% of the voting power of the Class A Ordinary Shares, it only represents 0.2% of the voting power with respect to all of our Class A Ordinary Shares and Class B Ordinary Shares, which vote together as a single class.

CUSIP Number: G6096M122

(1)	Name of Reporting Persons: Seng Fun Yee (“Seng Fun”) S.S. or I.R.S. Identification Nos. of above persons:
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization: Malaysia

Number of Shares Beneficially Owned By Each Reporting Person With	(7) Sole Voting Power: 0
(8) Shared Voting Power: 266,788 (1)
(9) Sole Dispositive Power: 0
(10) Shared Dispositive Power: 266,788 (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 266,788 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions).
(13)	Percent of Class Represented by Amount in Row (11): 7.3% (2)
(14)	Type of Reporting Person (See Instructions): IN

(1)	This includes 266,788 Class A Ordinary Shares distributable to the Reporting Person based on her ownership of the equity interest in CGY Investments.

(2)

There were 3,674,164 Class A Ordinary Shares and 1,796,934 Class B Ordinary Shares (such Class B Ordinary Shares are entitled to 179,693,400 votes) issued and outstanding as of April 8, 2024. Although 266,788 Class A Ordinary Shares represents 7.3% of the voting power of the Class A Ordinary Shares, it only represents 0.2% of the voting power with respect to all of our Class A Ordinary Shares and Class B Ordinary Shares, which vote together as a single class.

CUSIP Number: G6096M106

EXPLANATORY NOTE

This Amendment No. 4 to Schedule 13D (this “Schedule 13D/A”) amends and restates the statement on Schedule 13D originally filed with the Securities and Exchange Commission on January 3, 2019, as amended on May 8, 2019, July 11, 2019 and May 24, 2023 (collectively, the “Schedule 13D” or the “Prior Filing”), with respect to Class A Ordinary Shares, $0.00001 par value per share (the “Class A Ordinary Shares”), of Aptorum Group Limited, a Cayman Islands exempted company with limited liability whose principal place of business is in Hong Kong (the “Issuer”). The Issuer’s principal executive office is located at 17 Hanover Square, London W1S 1BN, United Kingdom. Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Schedule 13D. From and after the date hereof, all references in the Schedule 13D to the Schedule 13D or terms of similar import shall be deemed to refer to the Schedule 13D as amended and supplemented by this Schedule 13D/A.

The purpose of this filing is to revise the beneficial ownership of the Reporting Persons included in the Schedule 13D. Of note, we are filing this amendment to disclosed that CGY Investments (i) sold 48,187 Class A Ordinary Shares on open market on March 14, 2024, (ii) exercised its share option to purchase 132,038 Class A Ordinary Shares on March 31, 2024, and (iii) converted 401,537 Class B ordinary shares, par value $0.00001 each, of the Issuer (the “Class B Ordinary Shares”) into 401,537 Class A Ordinary Shares on April 8, 2024, and, as a result, does not own any Class B Ordinary Shares as of the date of this Schedule 13D/A.

Information set forth in response to any item of the Prior Filing, as amended and restated by this Schedule 13D/A, shall be deemed to be a response to all other items hereof to which such information is relevant.

CUSIP Number: G6096M122

The Prior Filing is hereby amended and restated in its entirety as follows:

Item 1. Security and Issuer.

This statement on this Schedule 13D/A relates to the Class A Ordinary Shares, $0.00001 par value per share (the “Class A Ordinary Shares”), of Aptorum Group Limited, a Cayman Islands exempted company with limited liability whose principal place of business is in Hong Kong (the “Company”), and is being filed jointly by CGY Investments, Darren Lui and Seng Fun Yee, (collectively, the “Reporting Persons”). The Company also has Class B Ordinary Shares. The Class B Ordinary Shares vote on a one for one hundred basis, together with the Class A Ordinary Shares, but the holder can convert its Class B Ordinary Shares into Class A Ordinary Shares at any time, at his/her sole discretion, on a one for one basis.

The Company’s principal offices are located at 17 Hanover Square, London W1S 1BN, United Kingdom.

Item 2. Identity and Background.

(a)	The names of the persons filing this Statement (the “Reporting Persons”) are:

(a)	CGY Investments;

(b)	Darren; and,

(c)	Seng Fun.

CGY Investments is 50% held by Seng Fun Yee (Mr. Lui’s spouse), 25% held by Mandy Lui (Mr. Lui’s sister) and 25% held by Adrian Lui (Mr. Lui’s brother). Due to the spousal relationship, Darren is deemed to control and/or have substantial influence on the disposition rights and voting rights over the shares held by Seng Fun based on Section 13(d) of the Exchange Act, but not those held by his siblings.

(b)

The principal business address of CGY Investments and Seng Fun are Unit A 3/F Cheong Sun Tower, 116-118 Wing Lok St, Sheung Wan, Hong Kong.

The principal business address of Darren is Flat A2, 11th Floor, Wing Hang Insurance Building, 11 Wing Kut Street, Hong Kong.

(c)	The principal business of CGY Investments is to act as an investment holding company.

The principal business of Darren is investment.

The principal business of Seng Fun is as an investor.

(d)	During the past five years, none of the Reporting Persons or to the knowledge of the Reporting Persons, the persons identified in this Item 2, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, none of the Reporting Persons or to the knowledge of the Reporting Persons, the persons identified in this Item 2, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws of findings any violation with respect to such laws.

(f)	CGY Investments is a company incorporated in Hong Kong. Citizenship of Darren: Hong Kong Citizenship of Seng Fun: Malaysia

CUSIP Number: G6096M122

Item 3. Source and Amount of Funds or Other Consideration.

On March 31, 2017, CGY Investments entered into a Subscription Agreement with the Company. As a result of this agreement, CGY Investments acquired 2,566 Class A Ordinary Shares for an aggregate purchase price of $99,999.57 (the “Subscription Shares”).

On March 23, 2018, Jurchen Investment Corporation (“Jurchen”) and CGY Investments entered into a Share Purchase Agreement (the “Purchase Agreement”). As a result of the Purchase Agreement, Jurchen transferred 44,615 Class A Ordinary Shares and 401,537 Class B Ordinary Shares to CGY Investments (the “Transfer Shares”) for a total consideration of $1.00 in the capital of the Company.

On May 17, 2023, Mr. Lui transferred his 29.5% equity interest of DSF Investment to Eternal Clarity Holdings Limited, which is wholly-owned by Darren’s mother in a private transaction at $13,000.

On March 14, 2024, CGY Investments sold 48,187 Class A Ordinary Shares on open market at a per share price of $7.77.

On March 31, 2024, CGY Investments exercised its share options to purchase 132,038 Class A Ordinary Shares at an exercise price of $2.68 per share, the payment of which was covered by the deferred cash compensation of CGY Investments.

On April 8, 2024, CGY Investments voluntarily converted all of its 401,537 Class B Ordinary Shares into 401,537 Class A Ordinary Shares on a one-for-one basis.

Item 4. Purpose of Transaction

CGY Investments acquired the securities described in Item 5 in the ordinary course of business for investment purposes.

The Reporting Persons may make further acquisitions of Class A Ordinary Shares from time to time and, subject to certain restrictions, may dispose of any or all of the Class A Ordinary Shares held by the Reporting Person at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors. However, such shares are subject to certain lock-up restrictions as further described in Item 6 below.

Item 5. Interest in Securities of the Issuer

a.	The aggregate number and percentage of shares of the Company’s Class A Ordinary Shares held by CGY Investment to which this Schedule 13D relates is 533,575 shares, constituting approximately 14.5% of the outstanding Class A Ordinary Shares, and approximately 0.3% of the total outstanding 183,367,564 voting rights, which consists of 3,674,164 Class A Ordinary Shares and 1,796,934 Class B Ordinary Shares (such Class B Ordinary Shares are entitled to 179,693,400 votes) issued and outstanding as of April 8, 2024.

b.	The beneficial ownership of each of the Reporting Persons is:

a.	Darren: 266,766 (7.3% of Class A Ordinary Shares) through his control over certain of CGY Investments’ shares via his spouse.

b.	CGY Investments: 533,575 (14.5% of Class A Ordinary Shares)

c.	Seng Fun: 266,766 (7.3% of Class A Ordinary Shares) pro rata based on her ownership of CGY Investments.

CUSIP Number: G6096M122

c.	Darren is deemed to have sole voting power, to vote or direct the vote of and to dispose or direct the disposition of the 266,766 votes reported herein through Seng Fun’s ownership of CGY Investment.

Seng Fun holds 266,766 votes reported herein through CGY Investment, but due to the spousal relationship between the parties, Darren is deemed to control and/or have disposition rights and voting rights over such votes.

CGY Investments is 50% held by Seng Fun, the spouse of Darren, 25% held by Mandy, a sister of Darren and 25% held by Adrian, a brother of Darren. Each of Mandy and Adrian have sole voting power, to vote or direct the vote of and to dispose or direct the disposition of the shares each such person holds.

d.	Other than as explained herein, there have been no other transactions in the Class A Ordinary Shares effected by the Reporting Persons during the past 60 days.

e.	No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Ordinary Shares reported as being beneficially owned (or which may be deemed to be beneficially owned) by the Reporting Persons.

f.	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The following descriptions are qualified in their entirety by the agreements and instruments included as exhibits to this Schedule.

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule and any amendments hereto. A copy of such agreement is attached as Exhibit 99.1 and is incorporated by reference herein.

To the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships among the persons named in Item 2 with respect to any securities of the Issuer, except as described herein.

CUSIP Number: G6096M122

Item 7. Material to Be Filed as Exhibits.

The following are filed herewith as Exhibits to the Schedule 13D:

Exhibit 99.1	Joint Filing Agreement, dated January 3, 2019 (Previously filed as an exhibit to the Reporting Person’s Schedule 13D filed with the SEC on January 3, 2019 and incorporated herein by reference)

CUSIP Number: G6096M122

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 16, 2024

CGY Investments Limited

By:	/s/ Emily Woo
Name: Emily Woo
Title: Director

By:	/s/ Darren Lui
Darren Lui

By:	/s/ Seng Fun Yee
Seng Fun Yee*

*	The Reporting Persons disclaim beneficial ownership of the Class A Ordinary Shares except to the extent of their pecuniary interest therein.